SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of Debentures)

259858AA6 and 259858AB4

(CUSIP Number of Class of Debentures)

Barbara Duncan
President and Chief Financial Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding representing such principal amount plus $12.50 of accrued but unpaid interest thereon, calculated in accordance with the Indenture. As of November 9, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $70,875,000.

**
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction. The filing fee was previously paid on November 9, 2006 in connection with the initial filing of this Schedule TO.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________
Form or Registration No.:__________________________
Filing Party:____________________________________
Date Filed:_____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by DOV Pharmaceutical, Inc., a Delaware corporation (“DOV Pharmaceutical”), with the Securities and Exchange Commission on November 9, 2006 (“Schedule TO”), in connection with DOV Pharmaceutical’s offer to repurchase the 2.50% Convertible Subordinated Debentures Due 2025 that were issued by DOV Pharmaceutical (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture, the Company Notice, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO. Capitalized terms used herein and not defined have the meanings set forth in the Schedule TO.

ITEMS 1 through 9; ITEM 11(b).

Items 1 through 9 and Item 11(b) of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer to Repurchase expired at 5:00 p.m., New York City time, on January 2, 2007. Through the expiration of the Offer to Repurchase, DOV Pharmaceutical received tenders of Debentures in the aggregate principal amount of $67,820,000, representing approximately 96.9% of the $70,000,000 in aggregate principal amount of outstanding Debentures. Upon the expiration of the Offer to Repurchase, DOV Pharmaceutical did not have the capital necessary to repurchase the Debentures that were tendered. As a result, no Debentures were accepted for payment by DOV Pharmaceutical in connection with the Offer to Repurchase. DOV Pharmaceutical has instructed the Paying Agent to return all of the Debentures tendered in the Offer to Repurchase to the holders of such Debentures, and such Debentures shall remain outstanding. DOV Pharmaceutical’s failure to pay for the Debentures tendered to it for repurchase constitutes an event of default under the Indenture governing the Debentures.”

ITEM 12. Exhibits.

The Exhibit Index included with this Amendment No. 1 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007

DOV PHARMACEUTICAL, INC.

By:	/s/ Barbara Duncan
Barbara Duncan
President and CFO

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Company Notice to the Holders of DOV Pharmaceutical, Inc., 2.50% Convertible Subordinated Debentures Due 2025, dated as of November 9, 2005.*
(a)(1)(B)	Form of Repurchase Notice.*
(a)(1)(C)	Form of Notice of Withdrawal.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(A)	Press Release issued by DOV Pharmaceutical, Inc. on November 9, 2006.*
(a)(5)(B)
Press Release issued by DOV Pharmaceutical, Inc. on January 3, 2007 (incorporated herein by reference to Exhibit 99.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007).

(a)(6)	DOV Pharmaceutical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(7)	DOV Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission and incorporated herein by reference.
(d)(1)
Indenture, dated as of December 22, 2004, by and between DOV Pharmaceutical, Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004).

* Previously filed.